Elkhorn Securities, LLC
                                207 Reber Street
                                   Suite 201
                            Wheaton, Illinois 60187


                                  July 1, 2015


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                        Re: Elkhorn Unit Trust, Series 4
                        File Nos. 333-203951 & 811-22925

Ladies/Gentlemen:

     The undersigned, Elkhorn Unit Trust, Series 4 (the "Trust"), by Elkhorn Securities, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 1 p.m. Eastern Standard Time on July 8, 2015, or as soon thereafter as possible.

                                                               Very truly yours,

                                                    Elkhorn Unit Trust, Series 4

                                                     By: Elkhorn Securities, LLC


                                                         By: /s/ Benjamin Fulton
                                                         -----------------------
                                                                 Benjamin Fulton
                                                         Chief Executive Officer